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                                             Filed by BioTransplant Incorporated
                                       Pursuant to Rule 425 under the Securities
                                                          Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                   Subject Company: Eligix, Inc.
                                                  Commission File No.: 333-53386

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include, but are not limited to, statements about future financial and operating results, the timing of the closing of the pending merger between BioTransplant Incorporated and Eligix, Inc. and the benefits of this merger. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; BioTransplant's ability to secure the substantial additional funding required for its operations and research and development programs; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Securities and Exchange Commission, including the registration statement on Form S-4 filed by BioTransplant in connection with the merger and BioTransplant's most recent annual report on Form 10-K. BioTransplant is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

BioTransplant has filed a registration statement on Form S-4 (File No. 333-53386), which contains a joint proxy statement/prospectus, in connection with its proposed merger with Eligix, Inc. The joint proxy statement/prospectus was sent to stockholders of BioTransplant on or about April 10, 2001 seeking their approval of the proposed transaction. A free copy of the joint proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the joint proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200.

We urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents that BioTransplant has filed and will file with the Securities and Exchange Commission because they contain important information.

BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in BioTransplant's joint proxy statement/prospectus contained in the registration statement filed with the Commission with respect to the proposed merger.


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On April 30, 2001, BioTransplant issued the following press release:


      BIOTRANSPLANT ANNOUNCES ELIGIX TO INITIATE PIVOTAL PHASE III CLINICAL
                        TRIAL FOR ITS LEAD CANCER PRODUCT

CHARLESTOWN, Mass., April 30, 2001 - BioTransplant Incorporated (Nasdaq: BTRN) announced today that Eligix Inc. has received clearance from the US Food and Drug Administration to initiate a pivotal Phase III clinical trial of its BCell-HDM Cell Separation System, which if successful, would serve as the principal basis for a Pre-Market Approval (PMA) application. The randomized trial will involve approximately twelve major cancer centers in North America and will seek to demonstrate substantial elimination of potentially malignant B-cells from autologous stem cell transplants, for patients with low- or intermediate-grade non-Hodgkins lymphoma. Eligix and BioTransplant recently announced the CE Marking of the BCell-HDM product, enabling its commercialization in Europe.

"Initiating this Phase III trial for BCell-HDM underscores the addition of late stage products to arise from the BioTransplant/Eligix merger," said Elliot Lebowitz, Ph.D., president and CEO of BioTransplant. "Together we are committed to bringing to market a series of biotherapeutic products with the potential to substantially enhance patient outcomes following stem cell transplantation and immune therapies for cancer and other immune diseases." BioTransplant previously announced that it has signed a definitive agreement to acquire Eligix in a merger, which is subject to certain conditions including stockholder approvals.

"The Dana Farber Cancer Institute has been purging stem cell transplants for Non-Hodgkins Lymphoma since 1981, when the Institute first developed monoclonal antibodies to target B-cells," said Arnold Freedman, MD, Associate Professor of Medicine at Harvard Medical School and principal investigator for the BCell-HDM pivotal trial. "Using experimental approaches for purging, we have been able to show that the long term disease-free survival rates of patients with B-cell non-Hodgkins lymphoma for whom we have been able to achieve effective purging of B-cells has been significantly better than for those in whom effective purging was not achieved.

Eligix's BCell-HDM technology is expected to substantially increase the probability of effective tumor cell purging while also retaining high levels of critical stem and immune cells for transplantation, which should provide added benefit for our patients." The potential of Eligix's BCell-HDM product was previously demonstrated in a feasibility clinical trial at the Dana Farber Cancer Institute. B-cells were effectively depleted from all but one patient stem cell collection, and no delayed recoveries or adverse events related to use of BCell-HDM were observed.

                                     -MORE-


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An estimated 15,000 patients with B-cell malignancies each year receive autologous stem cell transplants following high dose chemotherapy and/or biologic therapy, including patients with non-Hodgkins lymphoma, multiple myeloma, and chronic lympocytic leukemia. These procedures represent an estimated $750 million in global healthcare costs, providing superior probability for long-term survival for patients with advanced or high risk cancer. The most common cause for failure of these transplant procedures is relapse of the patient's cancer following transplant, which arises either from malignant cells persisting in the patient after high dose therapy or malignant cells present in the patient's stem cell transplant. Eligix's high density microparticle, or HDM technology, employs monoclonal antibodies conjugated to dense microparticles designed to provide highly efficient means for purging potentially malignant cells from stem cell transplants, thereby complementing beneficial high dose IN VIVO therapy for cancer.

 "We are very excited to achieve a second, major milestone for the BCell-HDM product this year, particularly one that is required to achieve our goal of broad commercial availability of our technology for patients in another major market - the United States," said Walter Ogier, president and CEO of Eligix. "The principal objectives of this product registration trial are to demonstrate elimination of potential cancer-causing cells from stem cell transplants without inducing a delay in the recovery of beneficial circulating blood cells in the patient which are responsible for post-transplant protection from infection, hemorrhage and cancer recurrence." Eligix has previously demonstrated, in support of CE Mark approval earlier this year, capability for removal of 99.995% of B-cells while retaining approximately 90% of beneficial stem cells and immune cells for transplantation.

A significant disadvantage of currently available approaches for tumor cell purging of autologous stem cell transplants is the substantial loss of beneficial stem cells and immune cells, resulting from inefficient cell separation methods in which such cells are discarded with malignant cells. Eligix's BCell-HDM product is designed to achieve very high efficiency in purging of malignant cells while also retaining superior numbers of beneficial transplant cells and thereby minimizing risk to the patient.

Eligix's patented high density microparticle (HDM) technology is used in combination with monoclonal antibodies that are highly specific for B-cells or, in other applications under development, other target cells including T-cells that cause major transplant complications. Because of their high density, the particles have been shown in clinical studies to settle rapidly through the transplant cell dose and efficiently capture the target cells. As they settle, they also efficiently separate away from cells for which they have no inherent specificity. As a result, the transplant cell dose has been shown to be effectively purged of potentially harmful cells but retain high numbers of beneficial transplant cells, including stem cells as well as complementary immune and accessory transplant cells which are important for reconstitution of the patient's immune system following high dose chemotherapy.

BioTransplant Incorporated utilizes its proprietary technologies under development to re-educate the body's immune responses to allow tolerance of foreign cells, tissues and organs. Based on this technology, the Company is developing a portfolio of products for application in a range of medical conditions, including organ and tissue transplantation, and treatment of cancer and autoimmune diseases, for which current therapies are inadequate. BioTransplant's products under development are intended to induce long-term functional transplantation tolerance in humans, increase the therapeutic benefit of bone marrow transplants, and reduce or eliminate the need for lifelong immunosuppressive therapy.

                                     -MORE-


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Important Information

This announcement contains, in addition to historical information, forward-looking statements about BioTransplant that involve risks and uncertainties. Such statements reflect management's current views and are based on assumptions, including statements about the benefits of the BioTransplant/Eligix merger, the timing of the closing of merger and the benefits of the merger. Actual results could differ materially from those currently anticipated as a result of a number of important factors. Factors that could cause future results to differ materially from such forward-looking statements include, but are not limited to: BioTransplant's ability to secure the substantial additional funding required for its operations and research and development programs; failure of BioTransplant's or Eligix's stockholders to approve the merger; the failure of the combined business to realize anticipated benefits of the merger; the risk that, if the merger is consummated as planned, BioTransplant's and Eligix's business will not be integrated successfully; BioTransplant's ability to successfully discover, develop and commercialize its products, obtain required regulatory approvals in a timely fashion, and overcome other difficulties inherent in developing pharmaceuticals, devices and procedures for transplantation; BioTransplant's ability to obtain and enforce the patent protection required for its products; uncertainties to the extent of future government regulation of the transplantation business; and BioTransplant's ability to maintain collaborations and joint venture alliances with third parties. For a detailed discussion of these and other factors, please refer to BioTransplant's filings with the Securities and Exchange Commission, including the discussion set forth in the section titled "Business - Factors Which May Affect Results" in BioTransplant's current Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

Investors and stockholders are urged to read the proxy statement/prospectus relating to the BioTransplant/Eligix merger, filed with the Securities and Exchange Commission by BioTransplant (File No. 333-53386), because it contains important information. The proxy statement/prospectus have been sent to the stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at http://www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard V. Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, Telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation are contained in BioTransplant's proxy statement/prospectus contained in its registration statement filed with the Commission with respect to the proposed merger.

                                      # # #

EDITOR'S NOTE: THIS RELEASE IS ALSO AVAILABLE ON THE INTERNET AT http://www.noonanrusso.com